Meditech Pharmaceuticals, Inc.
10105 E. Via Linda, #103
PMB 382
Phoenix, Arizona 85258

February 15, 2001

Securities and Exchange Commission
450 Fifth Street, N.w.
Washington, D.C. 20549
Attention:  Mr. Jefrey P. Riedler

RE:  Meditech Pharmaceuticals, Inc. (the "Company")
     Registration Statement on Form SB-2, Filed on September 18, 2000; Amendment No. 1 to Registration Statement on Form SB-2/A filed on December 6, 2000 (File No. 333-45990).

              APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

Dear Mr. Riedler:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission withdraw the Company's Registration Statement on Form SB-2, as amended (File No. 333-45990) (the "Registration Statement"). The Company has elected to defer its plans for a public offering due to the restructuring of its equity line financing and therefore withdraws its Registration Statement. No securities were sold under the Registration Statement.

     Should you have any questions concerning the foregoing, please contact me or Mark Ziebell of Jeffers, Shaff & Falk LLP, the Company's legal counsel. Our telephone numbers are (480) 614-2874 and (949) 660-7700, respectively.

     On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation throughout the Company's registration process.

                                        Very truly yours,

                                        /s/  GERALD N. KERN

                                        Gerald N. Kern, Chairman
                                        and Chief Executive Officer
                                        Meditech Pharmaceuticals, Inc.